Exhibit 99.1

September 23, 2019

Securities and Exchange Commission
100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Golden Bull Limited under item 4.01 of its Form 6-K dated September 23, 2019. We agree with the statements concerning our Firm that are contained therein.

Very truly yours,

/s/ Friedman LLP
Friedman LLP